                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

                      For the Year Ended December 31, 2003




[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the transition period from ___________ to ___________


         COMMISSION FILE NO. 1-5424


A. Full title of the plan and address of the plan if different from that of the issuer named below:

                         DELTA FAMILY-CARE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              DELTA AIR LINES, INC.
                                 P.O. Box 20706
                           Atlanta, Georgia 30320-6001

                         DELTA FAMILY-CARE SAVINGS PLAN


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE







                                TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits as of December 31, 2003

         Statement of Net Assets Available for Benefits as of December 31, 2002

         Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

         Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002


NOTES TO FINANCIAL STATEMENTS


SUPPLEMENTAL SCHEDULE

         Form 5500    Schedule H, Part IV, Line 4i--Assets (Held at End of Year)
                      as of December 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Administrative Committee of
Delta Air Lines, Inc. and the participants of the Delta Family-Care Savings
Plan:


We have audited the accompanying statements of net assets available for benefits of Delta Family-Care Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's Management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 28, 2004

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 2003

                                 (IN THOUSANDS)







                                                 NONPARTICIPANT-DIRECTED
                                                -------------------------     PARTICIPANT-
                                                ALLOCATED     UNALLOCATED       DIRECTED         TOTAL
                                                ----------    -----------     ------------    ----------

ASSETS:
    Cash                                        $        -     $        -      $    1,715     $    1,715
                                                ----------     ----------      ----------     ----------
    Investments, at fair value as determined by
       quoted market prices (Note 4)               400,466        151,847       3,288,139      3,840,452
    Investments, at contract value (Note 3)              -              -         705,175        705,175
                                                ----------     ----------      ----------     ----------
              Total investments                    400,466        151,847       3,993,314      4,545,627
                                                ----------     ----------      ----------     ----------
    Receivables:
       Employer contributions                        3,049              -          20,226         23,275
       Interest and dividends and other                 42              -               -             42
                                                ----------     ----------      ----------     ----------
              Total receivables                      3,091              -          20,226         23,317
                                                ----------     ----------      ----------     ----------
              Total assets                         403,557        151,847       4,015,255      4,570,659

LIABILITIES:
    ESOP notes:
       Current                                           -         36,449               -         36,449
       Noncurrent                                        -        191,884               -        191,884
    Interest payable                                     -          9,247               -          9,247
    Other payables                                      90          1,796           7,161          9,047
                                                ----------     ----------      ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS               $  403,467     $  (87,529)     $4,008,094     $4,324,032
                                                ==========     ==========      ==========     ==========







                       See notes to financial statements.

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 2002

                                 (IN THOUSANDS)







                                                    NONPARTICIPANT-DIRECTED
                                                   ------------------------    PARTICIPANT-
                                                   ALLOCATED    UNALLOCATED      DIRECTED         TOTAL
                                                   ---------    -----------    ------------       -----

ASSETS:
    Cash                                            $      -     $  13,121      $    1,938     $   15,059
                                                    --------     ---------      ----------     ----------
    Investments, at fair value as determined by
       quoted market prices (Note 4)                 353,703       175,639       2,559,767      3,089,109
    Investments, at contract value (Note 3)                -             -         723,287        723,287
                                                    --------     ---------      ----------     ----------
              Total investments                      353,703       175,639       3,283,054      3,812,396
                                                    --------     ---------      ----------     ----------
    Receivables:
       Employer contributions                          3,036             -          21,167         24,203
       Interest and dividends and other                    -             1              46             47
                                                    --------     ---------      ----------     ----------
              Total receivables                        3,036             1          21,213         24,250
                                                    --------     ---------      ----------     ----------
              Total assets                           356,739       188,761       3,306,205      3,851,705

LIABILITIES:
    ESOP notes:
       Current                                             -        32,655               -         32,655
       Noncurrent                                          -       228,333               -        228,333
    Interest payable                                       -        10,570               -         10,570
    Other payables                                        13         2,826             538          3,377
                                                    --------     ---------      ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                   $356,726     $ (85,623)     $3,305,667     $3,576,770
                                                    ========     =========      ==========     ==========





                       See notes to financial statements.

                         DELTA FAMILY-CARE SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2003
                                 (IN THOUSANDS)







                                                      NONPARTICIPANT-DIRECTED
                                                     -------------------------     PARTICIPANT-
                                                     ALLOCATED     UNALLOCATED       DIRECTED         TOTAL
                                                     ---------     -----------     ------------       -----
CONTRIBUTIONS:
   Participant                                       $       -      $      -      $   289,275      $   289,275
   Employer                                             22,384        27,756           30,156           80,296

INVESTMENT INCOME:
   Net appreciation in fair value of investments        10,897         4,425          614,982          630,304
   Interest and dividends                                8,107        12,928           61,476           82,511

ALLOCATION OF SHARES, AT FAIR VALUE                     27,198       (27,198)               -                -

BENEFITS PAID TO PARTICIPANTS                          (20,597)            -         (293,664)        (314,261)

INTERFUND TRANSFERS                                     (1,211)            -            1,211                -

ADMINISTRATIVE EXPENSES                                    (37)            -           (1,009)          (1,046)

INTEREST EXPENSE ON ESOP NOTES                               -       (19,817)               -          (19,817)
                                                     ---------      --------      -----------      -----------
NET INCREASE (DECREASE)                                 46,741        (1,906)         702,427          747,262

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                   356,726       (85,623)       3,305,667        3,576,770
                                                     ---------      --------      -----------      -----------
   End of year                                       $ 403,467      $(87,529)     $ 4,008,094      $ 4,324,032
                                                     =========      ========      ===========      ===========






                       See notes to financial statements.

                         DELTA FAMILY-CARE SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2002
                                 (IN THOUSANDS)







                                                      NONPARTICIPANT-DIRECTED
                                                     -------------------------     PARTICIPANT-
                                                     ALLOCATED     UNALLOCATED       DIRECTED         TOTAL
                                                     ---------     -----------     ------------       -----

CONTRIBUTIONS:
   Participant                                       $       -      $      -      $   301,927      $   301,927
   Employer                                             26,238        39,491           37,626          103,355

INVESTMENT INCOME:
   Net depreciation in fair value of investments      (122,716)          (41)        (590,250)        (713,007)
   Interest and dividends                               15,518        19,164           60,984           95,666

ALLOCATION OF SHARES, AT FAIR VALUE                     26,601       (26,601)               -                -

BENEFITS PAID TO PARTICIPANTS                          (23,394)            -         (273,183)        (296,577)

INTERFUND TRANSFERS                                     (1,395)            -            1,395                -

ADMINISTRATIVE EXPENSES                                    (44)            -           (1,262)          (1,306)

INTEREST EXPENSE ON ESOP NOTES                               -       (22,323)               -          (22,323)
                                                     ---------      --------      -----------      -----------
NET INCREASE (DECREASE)                                (79,192)        9,690         (462,763)        (532,265)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                   435,918       (95,313)       3,768,430        4,109,035
                                                     ---------      --------      -----------      -----------
   End of year                                       $ 356,726      $(85,623)     $ 3,305,667      $ 3,576,770
                                                     =========      ========      ===========      ===========







                       See notes to financial statements.

                         DELTA FAMILY-CARE SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                     DECEMBER 31, 2003 AND DECEMBER 31, 2002



1.   DESCRIPTION OF PLAN

     The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a complete description of the Plan's provisions.

     The Plan is a defined contribution plan established by Delta Air Lines, Inc. ("Delta"). Substantially all Delta, Delta Technology, Inc. ("Delta Technology"), and Song Airways, LLC ("Song") personnel who are paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and is intended to qualify under Section 404(c) of ERISA.

     CONTRIBUTIONS

     Employee contributions may be made, at the option of the employee, as pre-tax contributions or after-tax contributions or as a combination of both pre-tax and after-tax contributions.

     Eligible U.S.-based nonpilot participants, including Song and Delta Technology participants, who are not highly compensated employees, may contribute up to 35% of eligible earnings to the Plan. Prior to September 1, 2002 the limit was 23% for Delta employees and 18% for Delta Technology employees. Eligible nonpilot participants who are highly compensated may contribute up to 13% of eligible earnings to the Plan. Puerto Rico-based employees may contribute up to 10% of eligible earnings. Eligible pilot participants who are not highly compensated employees and eligible pilot participants who are highly compensated employees may contribute up to 18% and 13%, respectively, of eligible earnings to the Plan. Pilots who exceed the Internal Revenue Code (the "Code") Section 401(a) (17) limit in the prior Plan year are subject to further restriction of the percentage of eligible earnings which may be deferred into the Plan. For both calendar year 2003 and 2002, the limit is 12%. Pre-tax contributions are subject to the limits under Section 402(g) of the Code.

     Delta and Delta Technology nonpilot participants who have completed 12 months of service, receive a monthly employer matching contribution of $.50 for every $1 contributed by the participant, up to 2% of the participant's eligible earnings for that month, as defined in the plan document. Prior to October 2002, matching contributions were made on a quarterly basis.

     Delta pilots receive an employer contribution on a monthly basis equal to 3% of eligible earnings. Pilots are eligible for the contribution as of their hire date.

     Effective April 1, 2003, Song participants who were employed on April 1, 2003 or who have completed 12 months of service, receive a matching contribution each payroll period of $1 for every $1 contributed by the participant, up to 3% of the participant's eligible earnings for such payroll period, plus $.50 for every $1 contributed by the participant above 3% (not to exceed 6%) of the participant's eligible earnings for such payroll period, with the total matching contribution no greater than 4.5% of the participant's eligible earnings for such payroll period, as defined in the Plan document. Employer contributions to Song participants are allocated among investment options chosen by the participant (Note 2) in the same proportion as the participant directs for his/her own contributions to these options.

     For Delta and Delta Technology participants, the first $1,700 ($1,650 for the year ended December 31, 2002 and increased by $50 per Plan year) of these employer contributions (the "Annual Cap") to a participant's account is invested in the Delta ESOP Stock Fund, which consists of both Delta Series B ESOP Convertible Preferred Stock ("Preferred Stock") and Delta Common Stock ("Common Stock"). The remainder, if any, of the employer's contributions to a participant's account during a Plan year will be allocated among investment options chosen by the participant (Note 2) in the same proportion as the participant directs for his/her own contributions to these options. However, employer contributions in excess of the Annual Cap shall be made in Common Stock for non-collectively bargained, highly compensated employees, as determined under the Code, as amended.

     Non-highly compensated Delta Technology participants may receive an additional annual profit-sharing employer contribution equal to 5% of their Delta Technology earnings, as defined in the Plan.

     Song participants, who are Founders, as defined in the Plan document, may receive an additional annual employer contribution known as the Founders contribution which is equal to 3% of their earnings (as defined in the Plan) for the year, while a Song employee.

     ADMINISTRATIVE EXPENSES

     Certain administrative functions of the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan. All other administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

     VESTING

     Delta participants are immediately vested in all contributions to their accounts plus actual earnings thereon. Delta Technology participants are immediately vested in contributions to their accounts with the exception of the additional annual profit-sharing contribution they receive, which vests ratably over a three-year period. Song participants, who are Founders, are immediately vested in all contributions to their accounts. Song participants, who are not Founders, become 100% vested after three years of service. At December 31, 2003 and 2002, forfeitures totaled approximately $58,000 and $34,000, respectively. Forfeitures from the Delta Technology participants' accounts were used to offset the 2003 Delta Technology profit-sharing employer contribution to the Plan.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocations of the employer contributions and plan earnings (losses) in the manner described in the plan document, as well as any withdrawals made. Participant's accounts are also charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     ACCOUNT DISTRIBUTIONS

     Upon retirement or eligibility for long-term disability, a participant's non-Employee Stock Ownership Plan ("ESOP") account balance may be distributed in the form of a single-sum cash payment, cash payments in monthly installments for a definite period not to exceed life expectancy, monthly installments to be paid over the life expectancy of the participant and the participant's spouse, or the participant may defer distribution to a later date.

     Upon termination of employment for reasons other than retirement or long-term disability, a participant's non-ESOP account balance may be distributed as a lump-sum cash payment or the participant may elect to defer distribution.

     A participant's ESOP account balance may be distributed as a lump-sum cash payment or, at the participant's election, in Common Stock when distribution of the non-ESOP portion of the account begins.

     While employed, a participant may elect to withdraw all after-tax contributions and Delta Technology rollover contributions, pre-1989 matching contributions, and the earnings thereon. Under certain hardship circumstances, a participant may also make an in-service withdrawal of pre-tax contributions, catch-up contributions and certain rollover and elective transfer contributions.

     LOANS TO PARTICIPANTS

     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000, reduced by the highest outstanding balance of loans for that participant during the previous one year period, or (2) 50% of their account value not to exceed the total value of their non-ESOP account. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees' Credit Union at the initiation of the loan. The rates are reset quarterly and ranged from 9% to 11% for the year ended December 31, 2003 and were 10% for the year ended December 31, 2002.

     FINANCIAL CONDITION OF DELTA AIR LINES, INC.


     Delta reported a net loss of $773 million for the year ended December 31, 2003, and an unaudited net loss of $383 million for the March 2004 quarter. In its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004, Delta said that continued losses of the magnitude experienced in 2003 and the March 2004 quarter are unsustainable over the long term, and that Delta has significant obligations due in 2005 and thereafter. Delta further said that, if it cannot achieve a competitive cost structure, regain sustained profitability and access the capital markets on acceptable terms, it will need to pursue alternative courses of action intended to make it viable for the long-term, including the possibility of seeking to restructure its costs under Chapter 11 of the U.S. Bankruptcy Code.




2.   INVESTMENT OPTIONS

     The investment options available to participants consist of numerous mutual funds and several actively managed portfolios, including the Delta Common Stock Fund which invests primarily in Common Stock and a brokerage window. The brokerage window provides access to mutual funds available through the Fidelity Funds Network(R).

     All available investment options are participant-directed except the Delta ESOP Stock Fund, which consists of employer contributions (both Preferred Stock and Common Stock) only. Participants who are age 55 and have completed ten years of participation in the Plan may diversify their account out of Delta stock held in their ESOP account annually over a six year period.

     Accounts are limited to 30 investment options at any time (excluding individual mutual funds purchased through the brokerage window), and new contributions are required to be allocated in increments no smaller than 5% (to no more than 20 investment options at a time). Participants are not permitted to allocate more than 50% of their contributions to the Delta Common Stock Fund.

3.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to use estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment vehicles, including mutual funds, investment contracts, common stock, preferred stock, and collective trust funds. Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, including Delta's Common Stock and Preferred Stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments, except for investment contracts and loans, are stated at fair value. Participant loans are valued at the outstanding loan balances. The Preferred Stock is stated at fair value, which is determined based on the greater of (a) the market price of the Delta Common Stock into which each preferred share is convertible (Note 7) or (b) $72 per share, plus accrued dividends.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The Plan's investment contracts are fully benefit-responsive and, therefore, are presented at contract value (cost plus accrued income). The fair value of the investment contracts held by the Plan at December 31, 2003 and December 31, 2002 was approximately $657,917,000 and $673,955,000, respectively. The average yield rates for the investment contracts for the years ended December 31, 2003 and December 31, 2002 were 4.65% and 5.46%, respectively. The weighted average crediting rates for the investment contracts for the years ended December 31, 2003 and December 31, 2002 were 4.72% and 5.17%, respectively. Certain guaranteed investment contracts ("GICs") held by the Plan are synthetic; that is, the Plan owns certain fixed income marketable securities, and a third party provides a "wrapper" that guarantees a minimum rate of return and provides benefit responsiveness. At December 31, 2003, the fair value of the assets underlying the synthetic GICs and the value of the related wrapper contracts was $611,763,000 and $(17,284,000), respectively. At December 31, 2002, the fair value of the underlying assets of the synthetic GICs and the value of the related wrapper contracts was $598,508,000 and $(26,721,000), respectively. Interest rates on the synthetic GICs are generally reset quarterly by the issuer and are guaranteed to be set at a rate not less than 0%.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.


4.   INVESTMENTS

     The fair values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2003 and 2002 are separately identified as follows (in thousands, except for share amounts):

December 31, 2003:
    Fidelity Contrafund, 5,506,404 shares                            $271,741
    Fidelity U.S. Equity Index Commingled Fund, 7,578,044 shares      255,911
    FMTC Select Equity Portfolio, 6,382,131 shares                    218,588
    Delta Preferred Stock,  5,839,708 shares                          433,365**


December 31, 2002:

    Fidelity Contrafund, 5,561,056 shares                            $214,657
    Fidelity U.S. Equity Index Commingled Fund, 7,755,585 shares      203,739
    Delta Common Stock, 14,836,337 shares                             179,520*
    Delta Preferred Stock,  6,065,489 shares                          436,958**




                           * Partially nonparticipant-directed
                           **Nonparticipant-directed




     During the years ended December 31, 2003 and 2002, the Plan's investments appreciated (depreciated) in fair value as follows (in thousands):



                                                           2003        2002
                                                         --------    ---------

        Mutual funds                                    $ 536,062    $(488,101)
        Delta Common Stock                                  1,580     (204,515)
        Delta Preferred Stock                              12,838          117
        Commingled funds                                   79,824      (20,508)
                                                         --------    ---------
                                                         $630,304    $(713,007)
                                                         ========    =========


     NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the type of investments included in the nonparticipant-directed portion of the net assets available for benefits is as follows as of December 31, 2003 and 2002 (in thousands):


                                                       --------        --------
                                                         2003            2002
                                                       --------        --------
        Investments:
            Delta Common Stock                         $118,860       $  92,361
            Delta Preferred Stock                       433,365         436,958
            Money Market fund                                88              23
                                                       --------        --------
                                                       $552,313        $529,342
                                                       ========        ========


5.   TAX STATUS

     The Plan received a letter of determination dated May 29, 2003 from the Internal Revenue Service, which states that the Plan, as amended through February 25, 2002, is tax-qualified under the appropriate sections of the Code, and therefore the trust established under the Plan is tax-exempt. The Plan also received a favorable determination letter applicable to the amendment executed November 12, 2003. As a result of certain plan administration and operational concerns, Delta has sought relief under Revenue Procedure 2001-17. This relief was granted in early 2004. Delta and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


6.   PLAN TERMINATION

     Although it has not expressed any intent to do so at this time, Delta has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of plan termination, participants will become 100% vested in their accounts.


7.   EMPLOYEE STOCK OWNERSHIP PLAN

     The Plan includes a leveraged ESOP. In connection with the establishment of the ESOP in 1989, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank.

     In 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP notes ("ESOP Notes") and repaid the outstanding principal balances of the original loans. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (Note 8). Therefore, Delta is obligated to make annual contributions sufficient to fund principal and interest payments on the ESOP Notes. At December 31, 2003 and 2002, respectively, Delta held $210.2 million and $168.8 million of the principal amount of the ESOP Notes, and acquired the remaining $18.1 million of the principal amount of the ESOP Notes during the first quarter of 2004.

     Each share of Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6.00% or $4.32; is convertible into 1.7155 shares of Common Stock, subject to adjustment in certain circumstances; and has a liquidation preference of $72 plus any accrued and unpaid dividends. Generally, the Preferred Stock shareholders vote together as a single class with the Common Stock shareholders on matters upon which the Common Stock shareholders are entitled to vote. The Preferred Stock has two votes per share, subject to adjustment in certain circumstances.

     The number of shares of Preferred Stock released from the unallocated account for a plan year will generally be the number of shares of Preferred Stock held in the unallocated account multiplied by the ratio that the amount of principal and interest paid on the ESOP Notes, with respect to such plan year, bears to the total amount of principal and interest remaining to be paid (including payments with respect to such plan year). Once shares are released from the unallocated account, they are available to be allocated to participants' accounts as company contributions and dividends on Preferred Stock.

     The number of shares of Preferred Stock allocated to participant accounts will be based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock, as defined in the Plan. If, during the plan year, the value of the Preferred Stock released from the unallocated account as a result of the repayment of the ESOP Notes is less than Delta's matching or non-elective contributions made in preferred stock to the Plan for that year, this difference will be made up by Delta through
     (a) prepaying the ESOP Notes to release additional shares of Preferred Stock, (b) contributing cash to the Plan so the Plan's trustee can purchase Common Stock, or (c) contributing shares of Common Stock to the Plan, in each case for allocation to participants' accounts. However, if at the end of the plan year the value of the Preferred Stock released from the unallocated account as a result of the scheduled repayment of the ESOP Notes during that plan year is greater than Delta's matching or non-elective contributions made in preferred stock to the Plan for that plan year then the excess will be allocated as of the end of the plan year among all participants, other than Song employees, making contributions to the Plan at that time.

     The ESOP Notes will be repaid primarily from the Delta's contributions and dividends on the Preferred Stock. If dividends on allocated shares are used to repay the ESOP Notes, additional shares of Preferred Stock and Common Stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

     In July 2003, Delta's Board of Directors discontinued the payment of quarterly cash dividends on Common Stock. Effective December 2003, Delta's Board of Directors suspended indefinitely the payment of dividends on the Preferred Stock to comply with Delaware law. Dividends on Preferred Stock continue to accrue, and the Preferred Stock value reflected in the statement of net assets includes accrued but unpaid dividends.

     As of December 31, 2003, 3,793,686 shares of Preferred Stock with a market value, as defined, of approximately $281,530,000 had been allocated to participants' accounts, and 2,046,022 shares of Preferred Stock with a market value, as defined, of approximately $151,835,000 were held in the unallocated account.


8.   LONG-TERM DEBT

     At December 31, 2003, the Plan's long-term debt, including current maturities of $36,449,000, consisted of $228,333,000 aggregate principal amount of ESOP Notes with final maturity dates ranging from July 1, 2004 to January 1, 2009 and an interest rate of 8.10%. The interest rates on the ESOP Notes are subject to adjustment in the event of certain changes in the federal income tax laws. Subject to certain restrictions, the ESOP Notes may be prepaid at the option of the Plan at any time in whole or in part.

     At December 31, 2003, the annual maturities of the ESOP Notes for the next five years and thereafter are as follows (in thousands):


                       Years ending December 31:
                           2004                                      36,449
                           2005                                      40,621
                           2006                                      45,209
                           2007                                      50,254
                           2008                                      37,240
                       After 2008                                    18,560
                                                                 ----------
                                     Total                       $  228,333
                                                                 ==========


9.   RELATED-PARTY TRANSACTIONS

     Certain of the Plan's investments are shares of mutual funds, collective trusts, or interests in cash reserve accounts managed by Fidelity Management Trust Company (the "Trustee") or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Fees paid by the Plan to an affiliate of the Trustee for record keeping services totaled approximately $433,000 and $454,000 for the years ended December 31, 2003 and December 31, 2002, respectively. Fees paid by the Plan for investment management vary by fund and are generally reflected as a reduction in fund earnings.

                         DELTA FAMILY-CARE SAVINGS PLAN
           SCHEDULE H, PART IV, LINE 4I - ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2003

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

   DELTA COMMINGLED STOCK FUND:
   Delta International Equity Pool:
*    Fidelity Management & Research Company, Fidelity Overseas Fund                     860,159            (a)       $   27,034,813
*    FMTC Select International Portfolio                                              1,005,187            (a)           76,746,056
   Delta U.S. Equity Pool:
*    Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund                828,735            (a)           17,875,815
*    Fidelity Management & Research Company, FMTC Select Equity Portfolio             4,225,542            (a)          144,724,812
     RS Investment, RS Small Company Growth                                             854,575            (a)           17,587,153
                                                                                                                     --------------
               Total                                                                                                    283,968,649
                                                                                                                     --------------

   DELTA COMMINGLED BOND FUND:
*  FMTC Broad Market Duration                                                         5,048,937            (a)          121,123,990

                                                                                                                     --------------
               Total                                                                                                    121,123,990
                                                                                                                     --------------

   DELTA COMMON STOCK FUND:
*    Delta Air Lines, Inc. Common Stock                                               7,155,409            (a)           84,505,380
*    Fidelity Institutional Cash Portfolio:  Money Market                             1,444,588            (a)            1,444,588

                                                                                                                     --------------
               Total                                                                                                     85,949,968
                                                                                                                     --------------

   INSURANCE CONTRACT/STABLE VALUE FUND:
*  Fidelity Management Trust Company, Short-Term Investment Fund                      4,400,889            (a)            4,400,889
   GUARANTEED INVESTMENT CONTRACTS:
     Allstate Life Insurance Company:
     #GAC-6324, 5.93%, due April 19, 2005                                                                  (a)            3,505,704
     GE Life & Annuity Assurance Company:
     # GS-3448, 7.38%, due August 16, 2004                                                                 (a)            3,815,033
     # GS-3529, 5.55%, due March 29, 2004                                                                  (a)            2,905,181
     John Hancock Life Insurance:
     # 15133, 5.95%, due January 18, 2005                                                                  (a)            3,561,785
     Metropolitan Life Insurance Company:
     # GAC-25642, 7.17%, due September 20, 2004                                                            (a)            3,137,951
     # GAC-25701, 7.09%, due November 1, 2004                                                              (a)            4,969,109
     # GAC-28206, 5.42%, due July 27, 2004                                                                 (a)            1,137,186
     Monumental Life Insurance Company:
     # 00200FR, 7.18%, due October 4, 2004                                                                 (a)            2,504,936
     New York Life Insurance Company:
     # GA-31314, 5.25%, due August 10, 2004                                                                (a)            3,391,324
     # GA31199  7.15%, due November 8, 2004                                                                (a)            6,208,245
     SunAmerica Life Insurance Company:
     # 4888, 8.23%, due January 2, 2004                                                                    (a)            9,641,124
   SYNTHETIC INSURANCE CONTRACTS:
     Bank of America                                                                                       (a)           59,407,262
     Wrapper Contract # 03-080,  4.56%                                                                     (a)           (2,197,728)
     ING Life & Annuity                                                                                    (a)           59,408,596
     Wrapper Contract # 60082,  4.53%                                                                      (a)           (2,200,884)
     Monumental Life Insurance Company                                                                     (a)           59,031,925
     Wrapper Contract #  MDA -00594TR,  4.49%                                                              (a)           (1,886,890)
     Rabobank Nederland                                                                                    (a)           24,601,221

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

     Wrapper Contract # DAL100301, 3.86%                                                                   (a)             (573,606)
     State Street Bank                                                                                     (a)           35,468,832
     Wrapper Contract #103019, 4.00%                                                                       (a)           (1,076,434)
     UBS AG                                                                                                (a)           36,088,281
     Wrapper Contract #5158, 4.47%                                                                         (a)           (1,056,406)
     Monumental Life Insurance Company                                                                     (a)           13,503,280
     Wrapper Contract #MDA-00580TR                                                                         (a)             (523,063)
   GLOBAL WRAP:
     CWHL 02-25 2A1 5.5%, November, 2017                                                                   (a)              419,631
     Accredited Mortgage Loan Trust 4.23%, October 25, 2033                                                (a)              647,343
     Accredited Mortgage Loan Trust 4.23%, January 25, 2034                                                (a)              582,208
     ABN-AMRO Bank (Chicago) 7.25%, May 31, 2005                                                           (a)              270,478
     ACE Securities Corp June 25,2033                                                                      (a)               50,018
     ACE Securities Corp June 25,2033                                                                      (a)               50,091
     ACE Securities Corp July 25,2033                                                                      (a)              105,034
     ACE Securities Corp October 25,2033                                                                   (a)              120,036
     ACE Securities Corp October 25,2033                                                                   (a)               75,036
     ACE Securities Corp July 25,2032                                                                      (a)              145,756
     American Express Credit Account Master TR Series 2001-1
            September 17, 2007                                                                             (a)            3,197,298
     American General Finance Corp. SR MTN 2.75%, June 15, 2008                                            (a)              867,507
     Americredit Auto Rec TR Series 2002 4.61%, January, 2009                                              (a)              162,121
     Americredit Auto Rec TR Series 2002 3.78%, February, 2007                                             (a)              160,807
     Americredit Auto Rec TR Series 2002 4.46%, April, 2009                                                (a)              337,835
     Americredit Auto Rec TR Series 2002 3.32%, June, 2009                                                 (a)              512,476
     Americredit Auto Rec TR Series 2002 2.11%, August, 2007                                               (a)              226,118
     Americredit Auto Rec TR Series 2002 2.72%, January, 2010                                              (a)              336,159
     Americredit Auto Rec TR Series 2002 2.75%, October, 2007                                              (a)              333,834
     Ameriquest Mortgage Securities, Series 2002 September 2032                                            (a)              115,001
     Ameriquest Mortgage Securities, Series 2002 February 2033                                             (a)              155,910
     Ameriquest Mortgage Securities, Series 2002 February 2033                                             (a)              169,653
     Ameriquest Mortgage Securities, Series 2002 March 2033                                                (a)              110,746
     Ameriquest Mortgage Securities, Series 2002 August 2033                                               (a)              523,179
     Ameriquest Mortgage Securities, Series 2002 May 2033                                                  (a)              105,078
     Ameriquest Mortgage Securities, Series 2002 August 2033                                               (a)              186,752
     Amvescap PLC 6.6%, May 15, 2005                                                                       (a)              570,916
     Argent Securities Inc., Series 2003-W3, September 2033                                                (a)              107,572
     Argent Securities Inc., Series 2003-W3, September 2033                                                (a)              121,180
     Asset Backed Securities Corporation Home Equity Loan Trust 2002-HE3
       October 2032                                                                                        (a)              129,982
     Asset Backed Securities Corporation Home Equity Loan Trust 2003-HE1
       January 2033                                                                                        (a)              149,706
     Asset Backed Securities Corporation Home Equity Loan Trust 2003-HE3
       June 2033                                                                                           (a)              114,827
     Asset Backed Securities Corporation Home Equity Loan Trust 2003-HE3
       June 2033                                                                                           (a)              176,620
     Asset Backed Securities Corporation Home Equity Loan Trust 2003-HE4
       August 2033                                                                                         (a)              409,259
     Asset Backed Securities Corporation Home Equity Loan Trust 2003-HE4
       August 2033                                                                                         (a)              302,620
     Asset Backed Securities Corporation Home Equity Loan Trust 2003-HE5
       August 2033                                                                                         (a)              265,444
     Asset Backed Securities Corporation Home Equity Loan Trust 2003-HE6
       November 2033                                                                                       (a)              235,505
     Asset Backed Securities Corporation Home Equity Loan Trust 2003-HE7
       December 2033                                                                                       (a)              585,403
     Bank One Corp., 6.00%, August 1, 2008                                                                 (a)              550,239
     Bank One Issuance Trust ONEseries 4.16%, May 15, 2005                                                 (a)            1,034,057
     Bank One Issuance Trust ONEseries February 17,2009                                                    (a)              780,526

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

     Bank of America, 4.375%, December, 2010                                                               (a)            1,788,752
     Bank of America GLBL 3.875%, January 15, 2008                                                         (a)              653,554
     BMW Vehicle Owner Trust Series 2002-A 3 3.8%, May 2006                                                (a)              467,370
     Bank America MH Contract 1998-2 6.24%, July 10,2011                                                   (a)            1,130,969
     Bayview Financial  Mortgage Pass-Through Trust, Series 2003-F
       September 28, 2043                                                                                  (a)              975,178
     Bear Stearns Co. 5.7% January 15, 2007                                                                (a)              999,660
     British Columbia (Province of) Canada 7.25%, February 8, 2005                                         (a)              787,184
     British Telecommunications 7.825%, December 15, 2005                                                  (a)            1,879,373
     CDC Mortgage Capital Trust 2002-HE3, March, 2033                                                      (a)              137,291
     CDC Mortgage Capital Trust 2003-HE1, August, 2033                                                     (a)              150,770
     CDC Mortgage Capital Trust 2003-HE2, October, 2033                                                    (a)               85,645
     CDC Mortgage Capital Trust 2003-HE3, November, 2033                                                   (a)              155,053
     CDC Mortgage Capital Trust 2003-HE3, November, 2033                                                   (a)              120,566
     CWABS, Inc. Asset Backed Certificates, Series 2002-5, March 2033                                      (a)               45,620
     Capital One Auto Finance Trust Series 2002-2, 4.03%, August, 2006                                     (a)              878,864
     Capital One Auto Finance Trust Series 2001-B, 4.88%, September, 2008                                  (a)              369,433
     Capital One Auto Finance Trust Series 2002-B, 2.71%, October, 2016                                    (a)              435,516
     Capital One Auto Finance Trust Series 2003-A, 1.83%, October, 2007                                    (a)              513,988
     Capital One Master TR Series 2001-8, 4.6%, August, 2009                                               (a)              465,109
     Capital One Master TR Series 2001-7, 3.85%, August, 2007                                              (a)            3,415,206
     Capital One Multi-Asset Execution TR Card Series, July, 2008                                          (a)              608,848
     Capital One Multi-Asset Execution TR Card Series, February, 2009                                      (a)              468,766
     Capital One Multi-Asset Execution TR Card Series, July, 2011                                          (a)              420,588
     Chase Credit Card Owner Trust 2003-6, February, 2011                                                  (a)              611,015
     Consolidated Natural Gas Company 5.375%, November 2006                                                (a)              248,622
     Chile (Republic of), 5.625%, July 23, 2007                                                            (a)              728,798
     Citibank CC Issuance Trust Series, December, 2008                                                     (a)              821,394
     Citibank CC Issuance Trust Series, December, 2006                                                     (a)            3,697,394
     Citibank Credit Card Master Trust Series 1997-7 Class A, 6.65%,
       November 15, 2006                                                                                   (a)            1,370,126
     Citibank Credit Card Master Trust Series 1999-1 Class-A, 5.5%
       February 15, 2006                                                                                   (a)            1,436,445
     Citigroup Inc, 5.75%, May 10, 2006                                                                    (a)              309,047
     Citigroup Inc, 5% March 6, 2007                                                                       (a)              285,566
     Citigroup Inc, 3.5% February 1, 2008                                                                  (a)            1,079,430
     Countrywide Home Loan, 5.25%, June 15, 2004                                                           (a)              927,467
     Countrywide Home Loan, 5.5%, February 1, 2007                                                         (a)              328,324
     Countrywide Home Loan, 5.625%, March 15, 2007                                                         (a)              233,659
     CS First Boston Group Inc Series 1997-C2 Class A2, 6.52%, January, 2035                               (a)              348,301
     CSFB Commercial Mortgage Trust 2002-CKP1, 4.627%, December, 2035                                      (a)              836,900
     CSFB Coml Mtg PTC 1999-C1 Tranche A-1, 6.91%, September, 2041                                         (a)              303,410
     CSFB Coml Mtg PTC 2003-C4, 4.7%, August, 2036                                                         (a)              362,614
     CSFB Mortgage Securities Corp. Series 2003-3, August, 2033                                            (a)              310,977
     CSFB Mortgage Securities Corp. Series 2003-4, October, 2033                                           (a)              247,028
     CSFB Mortgage Securities Corp. Series 2003-5, December, 2033                                          (a)              219,548
     CSFB Mortgage Securities Corp. Series 2003-5, December, 2033                                          (a)               95,186
     Daimler Chrysler, 7.4%, January 20, 2005                                                              (a)              543,609
     DaimlerChrysler Nth America Hldgs, 6.4%, May 15, 2006                                                 (a)              323,875
     DaimlerChrysler Nth America Hldgs, 4.75%, January 15, 2008                                            (a)              836,032
     Deere John Cap Corp Series Mtnd, 4.125%, July 15, 2005                                                (a)              526,569
     Deere John Cap Corp Series Mtnd, 3.9%, July 15, 2008                                                  (a)              310,277
     Deutsche Mortgage & Asset Receiving Corp. 1998-C1 6.538%, June, 2031                                  (a)              407,232
     Discover Card Mstr Tr 96-3 Series A, 6.05%, August, 2008                                              (a)            5,712,579
     Discover Card Mstr Tr 2003-4 Series A, May, 2011                                                      (a)              495,040
     Export Development Corp 2.375%, April 2006                                                            (a)              267,599
     FPL Group Capital 3.25%, April, 2006                                                                  (a)              230,555
     FPL Group Capital 1.875%, March, 2005                                                                 (a)              775,233
     FHR 1198, February 2007                                                                               (a)              417,140

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

     FHR 1634, November 2022                                                                               (a)           2,939,565
     FHR 1610 6.25%, April 2022                                                                            (a)             608,934
     FHR 1652 6.6%, August 2022                                                                            (a)             125,829
     FHR 1650 6.25%, October 2022                                                                          (a)              96,024
     FHR 1702 6.5%, April 2022                                                                             (a)             201,166
     FHR 1680 6.25% January 2023                                                                           (a)             548,634
     FHR 1708 July 2008                                                                                    (a)             155,933
     FHR 1803, December 2008                                                                               (a)           4,626,444
     FHLB 2.875%, September 15, 2006                                                                       (a)          20,994,517
     FHLMC Global 2.875%, December 15, 2006                                                                (a)          17,335,299
     FNR 93-225 6.3%, October, 2022                                                                        (a)             406,148
     FNR 94-50  5.5%, January 2023                                                                         (a)             509,070
     FNR 96-40 6%, December 2008                                                                           (a)           1,445,365
     FNR 97- 6.5%, October, 2022                                                                           (a)             815,855
     FNR 01-17 6.5%, June, 2029                                                                            (a)              26,121
     FNR 02-52 6%, April 2031                                                                              (a)             184,983
     FHR 2473 5.5%, February 2029                                                                          (a)             339,827
     FNR 03-128 4%, January 2019                                                                           (a)             228,754
     FHR 2707 4.5%, November 2018                                                                          (a)             287,145
     FHR 2707 5%, November 2018                                                                            (a)             370,296
     Federal National Mortgage Association 15yr, 6.5%, January, 2019                                       (a)             445,407
     Federal National Mortgage Association 15yr, 7.0%, January, 2019                                       (a)             632,533
     Federal Home Loan Mortgage Corporation, 2.75%, October, 2006                                          (a)           1,224,561
     Federal Home Loan Mortgage Corporation, 5.25%, January, 2006                                          (a)           2,555,537
     Federal National Mortgage Association, 2.625%, November, 2006                                         (a)           2,975,456
     Federal National Mortgage Association 15yr, 6.5%, January, 2009                                       (a)              26,347
     Federal National Mortgage Association 15yr, 6.5%, November, 2007                                      (a)             112,251
     Federal National Mortgage Association 15yr, 6.5%, December, 2008                                      (a)             117,417
     Federal National Mortgage Association 15yr, 6.5%, November, 2008                                      (a)              25,518
     Federal National Mortgage Association 15yr, 6.5%, June, 2008                                          (a)              25,264
     Federal National Mortgage Association 15yr, 6.0%, July, 2012                                          (a)              31,426
     Federal National Mortgage Association 15yr, 6.5%, April, 2013                                         (a)              18,147
     Federal National Mortgage Association 15yr, 7.0%, May, 2017                                           (a)             182,213
     Federal National Mortgage Association 15yr, 6.5%, February, 2009                                      (a)              23,186
     Federal National Mortgage Association 15yr, 6.5%, April, 2009                                         (a)              24,963
     Federal National Mortgage Association 15yr, 6.5%, April, 2009                                         (a)              22,153
     Federal National Mortgage Association 15yr, 7.0%, March, 2011                                         (a)             549,918
     Federal National Mortgage Association 15yr, 7.0%, June, 2010                                          (a)             559,830
     Federal National Mortgage Association 15yr, 6.0%, September, 2012                                     (a)              44,951
     Federal National Mortgage Association 15yr, 6.5%, December, 2010                                      (a)             479,696
     Federal National Mortgage Association 15yr, 6.0%, June, 2014                                          (a)             548,083
     Federal National Mortgage Association 15yr, 6.5%, June, 2014                                          (a)             847,746
     Federal National Mortgage Association 15yr, 7.0%, December, 2010                                      (a)               6,378
     Federal National Mortgage Association 15yr, 6.0%, January, 2012                                       (a)              49,862
     Federal National Mortgage Association 15yr, 6.0%, February, 2012                                      (a)              25,766
     Federal National Mortgage Association 15yr, 6.0%, March, 2013                                         (a)             385,737
     Federal National Mortgage Association 15yr, 6.5%, December, 2012                                      (a)              24,609
     Federal National Mortgage Association 15yr, 6.5%, May, 2011                                           (a)              28,116
     Federal National Mortgage Association 15yr, 6.5%, March, 2013                                         (a)              19,823
     Federal National Mortgage Association 15yr, 6.0%, April, 2013                                         (a)              27,666
     Federal National Mortgage Association 15yr, 6.0%, June, 2013                                          (a)             407,372
     Federal National Mortgage Association 15yr, 6.0%, May, 2014                                           (a)              36,345
     Federal National Mortgage Association 15yr, 6.0%, August, 2014                                        (a)              24,772
     Federal National Mortgage Association 15yr, 6.5%, July, 2014                                          (a)           3,981,530
     Federal National Mortgage Association 15yr, 6.0%, November, 2014                                      (a)             518,126
     Federal National Mortgage Association 15yr, 6.5%, April, 2013                                         (a)              17,775
     Federal National Mortgage Association 15yr, 6.0%, November, 2015                                      (a)              32,057
     Federal National Mortgage Association 15yr, 6.5%, March, 2016                                         (a)             235,656
     Federal National Mortgage Association 15yr, 6.5%, November, 2015                                      (a)              18,276

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

     Federal National Mortgage Association 15yr, 6.0%, August, 2016                                        (a)            1,203,569
     Federal National Mortgage Association 15yr, 7.0%, March, 2017                                         (a)              253,371
     Federal National Mortgage Association 15yr, 6.5%, October, 2017                                       (a)              799,603
     Federal National Mortgage Association 15yr, 6.0%, July, 2015                                          (a)              472,500
     Federal National Mortgage Association 15yr, 6.5%, November, 2017                                      (a)            4,028,088
     Federal National Mortgage Association 15yr, 6.5%, June, 2015                                          (a)              248,945
     Federal National Mortgage Association 15yr, 7.0%, February, 2016                                      (a)              190,063
     Federal National Mortgage Association 15yr, 6.0%, April, 2016                                         (a)              432,207
     Federal National Mortgage Association 15yr, 6.0%, April, 2016                                         (a)              385,368
     Federal National Mortgage Association 15yr, 6.5%, July, 2016                                          (a)              875,359
     Federal National Mortgage Association 15yr, 6.0%, May, 2016                                           (a)              420,063
     Federal National Mortgage Association 15yr, 6.0%, September, 2016                                     (a)               60,586
     Federal National Mortgage Association 15yr, 6.0%, October, 2016                                       (a)              616,938
     Federal National Mortgage Association 15yr, 6.0%, January, 2017                                       (a)               22,601
     Federal National Mortgage Association 15yr, 6.5%, February, 2017                                      (a)              253,432
     Federal National Mortgage Association 15yr, 6.0%, March, 2017                                         (a)               26,102
     Federal National Mortgage Association 15yr, 6.0%, March, 2017                                         (a)               38,575
     Federal National Mortgage Association 15yr, 6.5%, March, 2017                                         (a)              373,645
     Federal National Mortgage Association 15yr, 6.0%, April, 2017                                         (a)               29,768
     Federal National Mortgage Association 15yr, 6.0%, April, 2017                                         (a)              488,558
     Federal National Mortgage Association 15yr, 6.0%, July, 2017                                          (a)               48,746
     Federal National Mortgage Association 15yr, 6.0%, May, 2017                                           (a)              542,979
     Federal National Mortgage Association 15yr, 6.5%, June, 2017                                          (a)            1,406,054
     Federal National Mortgage Association 15yr, 6.0%, August, 2017                                        (a)              558,893
     Federal National Mortgage Association 15yr, 6.0%, July, 2017                                          (a)              296,447
     Federal National Mortgage Association 15yr, 6.0%, February, 2018                                      (a)               56,909
     Federal National Mortgage Association 15yr, 6.0%, August, 2017                                        (a)              227,796
     Federal National Mortgage Association 15yr, 6.0%, August, 2017                                        (a)              470,043
     Federal National Mortgage Association 15yr, 6.0%, September, 2017                                     (a)              517,183
     Fieldstone Mortgage Investment Corp 2003-1                                                            (a)              100,035
     Fleet Financial Bank 8%, September 2004                                                               (a)              427,417
     First Union - Lehman Brothers 7.3%, April 2029                                                        (a)              142,242
     First Union Corp, 5.8%, December, 2008                                                                (a)            1,376,653
     Fleet Credit Card Master Trust II, 3.86%, March 2007                                                  (a)              667,169
     Fleet Financial Bank 7.25%, September 2005                                                            (a)              609,817
     Ford Auto Credit 2.85%, October, 2007                                                                 (a)              434,317
     Ford Motor Credit 6.875%, February, 2006                                                              (a)            2,411,098
     Franklin Resources 3.7%, April 15, 2008                                                               (a)              506,204
     GSMS 03-C1 3.59%, January 2040                                                                        (a)              508,301
     GSAMP Trust 02-HE, November 2032                                                                      (a)              214,633
     GE Cap Corp  7.25%, February 2005                                                                     (a)            2,069,652
     Goldman Sachs 4.125%, January 2008                                                                    (a)              569,156
     GNR 02-37 A 4.538%, October, 2013                                                                     (a)              639,868
     GNR 02-53 AL 4.402%, January, 2017                                                                    (a)            2,752,912
     GNR 02-53 AL 4.402%, April, 2020                                                                      (a)            1,751,120
     GNR 02-25 AL 5.161%, May, 2015                                                                        (a)              125,974
     Gracechurch Card Funding, August 2008                                                                 (a)              105,094
     Gracechurch Card Funding, 2.7% August 2009                                                            (a)              809,488
     Hartford Financial 2.375%, June 2006                                                                  (a)              174,470
     Heller Comm Mtg 2000-PH-1 Tranche A-1, 7.715%, January, 2034                                          (a)              231,437
     Hewlett-Packard Co, 7.15%, June 15, 2005                                                              (a)              862,641
     Household Automotive Trust Flt Rt, 2.75%, June, 2007                                                  (a)              395,166
     Household Automotive Trust Series 2002-CL A3, 2.85%, March, 2007                                      (a)              494,722
     Household Automotive Trust Flt Rt, 1.73%, December, 2007                                              (a)              863,225
     Household Fin Corp, 4.625%, January 15, 2008                                                          (a)            2,180,054
     Household International, 8.875%, February 15, 2008                                                    (a)              652,683
     Household Home Equity 02-2 A, April 2032                                                              (a)              280,445
     Household Home Equity 03-1 A, October 2032                                                            (a)              901,444
     Household Home Equity 03-1 M, October 2032                                                            (a)              187,081

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

     Household Home Equity 03-2 M, September 2033                                                          (a)              265,166
     Household Prvt Label Credit Master Note, 4.95%, August 2008                                           (a)            2,082,704
     Household Home Mortgage Loan Trust 02-HC1, May 2032                                                   (a)              154,193
     Household Home Mortgage Loan Trust 03-HC1, February 2033                                              (a)              607,029
     Household Home Mortgage Loan Trust 03-HC1, February 2033                                              (a)              386,097
     Household Home Mortgage Loan Trust 03-HC2, June 2033                                                  (a)              265,505
     Household Home Mortgage Loan Trust 03-HC2, June 2033                                                  (a)              492,383
     International Lease Financial, 4.375%, November 01, 2009                                              (a)              811,373
     JP Morgan Chase 5.25%, May 30, 2007                                                                   (a)            1,607,914
     Kraft Foods 5.25%, June 1, 2007                                                                       (a)              357,873
     Keyspan Corp, 7.25%, November 15, 2005                                                                (a)            1,011,026
     Lehman Brothers Holdings, 4.0%, January 22, 2008                                                      (a)              207,522
     Long Beach Mortgage Loan Trust, June, 2033                                                            (a)              251,659
     Long Beach Mortgage Loan Trust, July, 2033                                                            (a)              593,426
     Merrill Lynch Mortgage Investors Trust, September, 2029                                               (a)              803,419
     Merrill Lynch Mortgage Investors Trust, March, 2028                                                   (a)              196,972
     Merrill Lynch & Co, 4.125%, January 15, 2009                                                          (a)            1,845,543
     Merrill Lynch & Co, Inc, 4%, November 15, 2007                                                        (a)              226,459
     Morgan Stanley Dean Witter, 6.1%, April 15, 2006                                                      (a)            1,116,898
     Morgan Stanley Dean Witter, 5.8%, April 01, 2007                                                      (a)              154,207
     Morgan Stanley Dean Witter, 3.625%, April 01, 2008                                                    (a)              353,666
     Morgan Stanley ABS Capital I Inc. 2002-NC6, November, 2032                                            (a)              168,825
     Morgan Stanley ABS Capital I Inc. 2003-NC6, June, 2033                                                (a)              206,557
     Morgan Stanley ABS Capital I Inc. 2003-HE1, June, 2033                                                (a)              287,121
     Morgan Stanley ABS Capital I Inc. 2003-NC7, June, 2033                                                (a)              125,045
     Morgan Stanley ABS Capital I Inc. 2003-NC7, June, 2033                                                (a)               70,617
     Morgan Stanley ABS Capital I Inc. 2003-NC8, September, 2033                                           (a)              165,049
     Morgan Stanley ABS Capital I Inc. 2003-NC10, September, 2033                                          (a)              356,259
     Morgan Stanley Dean Witter 03-NC2 February, 2033                                                      (a)              178,768
     Morgan Stanley Dean Witter 01-NC3 October 2031                                                        (a)              291,228
     Morgan Stanley Dean Witter 01-NC4 January 2032                                                        (a)              110,862
     Morgan Stanley Dean Witter 02-HE1 July 2032                                                           (a)              180,387
     Morgan Stanley Dean Witter 02-OP1 September 2032                                                      (a)              100,550
     Morgan Stanley Dean Witter 02-NC5 October, 2032                                                       (a)               65,877
     National Rural Utilities Co-op 3.24%, July 22, 2007                                                   (a)              486,816
     New Century Home Equity Loan Trust, Series 2003-6, January, 2034                                      (a)              314,341
     Nissan Auto Lease Trust 2.57%, June 2009                                                              (a)              591,854
     NovaStar Mortgage Funding Trust, Series 2003-2, September 2033                                        (a)              135,775
     Ontario (Province of), 7.625%, June 22, 2004                                                          (a)            3,096,220
     Ontario (Province of), 6%, February 21, 2006                                                          (a)              741,973
     Onyx Accept Owner Tr 2002-A Series A-3, 3.75%, April, 2006                                            (a)              227,073
     Onyx Accept Owner Tr 2002-B Series A-3, 3.94%, June, 2006                                             (a)              232,502
     Onyx Accept Owner Tr 2002-C Series A-3, 3.29%, September, 2006                                        (a)              469,759
     Onyx Accept Owner Tr 2002-D Series A-3, 2.47%, December, 2006                                         (a)              605,452
     Onyx Accept Owner Tr 2003-C Series A-3, 1.87%, August, 2007                                           (a)              997,921
     Onyx Accept Owner Tr 2003-D Series A-3, 2.4%, December, 2007                                          (a)              306,508
     Peco Energy Transition Trust 1999-A Series A-4, 5.8%, March 2007                                      (a)            3,108,147
     Philip Morris, 6.375%, February 1, 2006                                                               (a)              870,166
     Phillip Morris Global BD, 7%, July 15, 2005                                                           (a)              325,615
     Phillips Petroleum, 8.5%, May 25, 2005                                                                (a)              791,007
     Phillips Petroleum, 8.75%, May 25, 2010                                                               (a)              603,816
     PNC Bank N.A., 7.88%, April 15, 2005                                                                  (a)            1,205,354
     Powergen US Funding LLC, 4.5%, October 15, 2004                                                       (a)            1,762,456
     Quebec (providence of) 7.0% January 30, 2007                                                          (a)              184,285
     Quebec (providence of) 5.625% January 19, 2005                                                        (a)            1,773,833
     Prudential Secur Fin Secs Secd Fing Coml Mtg 7.617%, May 2032                                         (a)              216,970
     Quebec Global 5.5%, April 11, 2006                                                                    (a)              108,741
     Reed Elsevier Capital, 6.125%, August 1, 2006                                                         (a)              540,788
     RAMP 03-SL1 7.125%  April 2031                                                                        (a)              937,749

                                                                            PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

     RAMP 03-RZ2 3.6% April 2033                                                                         (a)                615,400
     SLM Corporation 3.625%, March 2008                                                                  (a)                855,274
     Citibank Home Equity Loan Trust, April 2033                                                         (a)                350,419
     Citibank Omni-S Master Trust 5.25%, October 2008                                                    (a)              3,141,600
     Salomon Smith Barney Hld, 5.875%, March 15, 2006                                                    (a)              1,810,730
     Amortizing Residential Collateral Trust                                                             (a)                243,683
     Telefonica Europe, 7.35%, September 15, 2005                                                        (a)              1,140,017
     Terwin Mortgage Trust, November 2033                                                                (a)                354,705
     Textron Financial 2.75%, June 2006                                                                  (a)                295,067
     Toyota 4.35%, December 15, 2010                                                                     (a)                706,331
     USAA Auto Owner Trust 1.58%, June 15, 2007                                                          (a)                975,822
     U.S. Government Treasury Notes, 11.75%, February 15, 2010                                           (a)                943,750
     U.S. Government Treasury Notes, 10%, May 15, 2010                                                   (a)              3,051,772
     U.S. Government Treasury Notes, 7%, July 15, 2006                                                   (a)             71,472,889
     U.S. Government Treasury Notes, 1.875%, December 31, 2005                                           (a)              5,403,862
     Verizon Global Funding Corp, 6.125%, June 15, 2007                                                  (a)              1,766,278
     Verizon Wireless Inc, 4%, January 15, 2008                                                          (a)              1,037,244
     Verizon Wireless Inc, 5.375%, December 15, 2006                                                     (a)                417,102
     Viacom Inc, 7.75%, June 1, 2005                                                                     (a)                652,637
     Vodafone Group, 7.625%, February 15, 2005                                                           (a)                684,300
     WFS Financial Owner TR Series 2002-1 CL A3A, 4.15%, December, 2006                                  (a)                733,079
     WFS Financial Owner Trust Series 2002-2 Class A3, 3.81%, February 2007                              (a)              1,144,914
     Washington Mutual 7.5%, August 15, 2006                                                             (a)              1,489,118
     Washington Mutual 5.625%, January 15, 2007                                                          (a)              1,103,702
     WAMMS 03-MS9 7.5%, December 2033                                                                    (a)                195,355
     CIT Group Inc 3.875%, November 3, 2008                                                              (a)                356,199
     GMAC Global 7.5%, July 15, 2005                                                                     (a)              1,109,289
     PCCMT 00-1 A 6.7%, October 2009                                                                     (a)              1,286,064
*    Fidelity Management Trust Company, Short-Term Investment Fund                                       (a)             17,735,408
     Wrapper Contracts, 4.47%                                                                            (a)             (7,768,528)
                                                                                                                    ---------------
          Total                                                                                                         643,657,177
                                                                                                                    ---------------

     DELTA AIRLINES BALANCED FUND:
     Delta U.S. Equity Pool:
*         Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund         4,817              (a)        $       103,911
*         Fidelity Management & Research Company, FMTC Select Equity Portfolio       24,563              (a)        $       841,273
*         RS Investment, RS Small Company Growth                                      4,968              (a)        $       102,233
*    FMTC Broad Market Duration                                                      39,727              (a)        $       953,052
                                                                                                                    ---------------
                    Total                                                                                           $     2,000,469
                                                                                                                    ---------------

     DELTA CONSERVATIVE BALANCED FUND:
     Delta U.S. Equity Pool:

*         Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund        63,548              (a)        $     1,370,726
*         Fidelity Management & Research Company, FMTC Select Equity Portfolio      324,017              (a)        $    11,097,571
*         RS Investment, RS Small Company Growth                                     65,529              (a)        $     1,348,592
*    FMTC Broad Market Duration                                                   1,495,898              (a)        $    35,886,593
                                                                                                                    ---------------
                    Total                                                                                           $    49,703,482
                                                                                                                    ---------------

     DELTA GROWTH BALANCED FUND:
     Delta U.S. Equity Pool:

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

*    Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund              354,596              (a)      $     7,648,635
*    Fidelity Management & Research Company, FMTC Select Equity Portfolio           1,808,009              (a)      $    61,924,294
*    RS Investment, RS Small Company Growth                                           365,652              (a)      $     7,525,123
*  FMTC Broad Market Duration                                                         950,466              (a)      $    22,801,691

                                                                                                                    ---------------
                  Total                                                                                             $    99,899,743
                                                                                                                    ---------------
   DELTA ESOP STOCK FUND:
*    Delta Air Lines, Inc. Common Stock                                            10,064,408   267,501,471         $   118,860,662
*    Delta Air Lines, Inc. Convertible Preferred Series B                           5,839,708   435,620,898             433,364,731
*    Fidelity Institutional Cash Portfolio--Money Market                               87,941        87,941                  87,941
                                                                                                                    ---------------
               Total                                                                                                $   552,313,334
                                                                                                                    ---------------
   MUTUAL AND COMMINGLED FUNDS:
*    Fidelity Management & Research Company, Fidelity Fund                            236,749              (a)      $     6,647,921
*    Fidelity Management & Research Company, Fidelity Puritan Fund                    330,518              (a)      $     6,104,664
*    Fidelity Management & Research Company, Fidelity Trend Fund                        4,413              (a)      $       216,130
*    Fidelity Management & Research Company, Fidelity Ginnie Mae Fund                 849,843              (a)      $     9,416,261
*    Fidelity Management & Research Company, Fidelity Magellan Fund                 1,605,146              (a)      $   156,886,987
*    Fidelity Management & Research Company, Fidelity Contra fund                   5,506,404              (a)      $   271,741,031
*    Fidelity Management & Research Company, Fidelity Equity-Income Fund            1,113,984              (a)      $    55,420,699
*    Fidelity Management & Research Company, Fidelity Growth Company Fund             478,727              (a)      $    23,969,869
*    Fidelity Management & Research Company, Fidelity Investment-Grade
     Bond Fund                                                                        561,087              (a)      $     4,236,209
*    Fidelity Management & Research Company, Fidelity Growth & Income Portfolio     3,038,076              (a)      $   108,246,634
*    Fidelity Management & Research Company, Fidelity Intermediate Bond Fund          323,951              (a)      $     3,453,321
*    Fidelity Management & Research Company, Fidelity Capital & Income Fund           971,965              (a)      $     7,834,035
*    Fidelity Management & Research Company, Fidelity Value Fund                      488,167              (a)      $    30,300,528
*    Fidelity Management & Research Company, Fidelity Government Income Fund          560,875              (a)      $     5,732,140
*    Fidelity Management & Research Company, Fidelity Independence Fund               206,894              (a)      $     3,322,717
*    Fidelity Management & Research Company, Fidelity OTC Portfolio                 1,297,208              (a)      $    42,120,329
*    Fidelity Management & Research Company, Fidelity Overseas Fund                    52,897              (a)      $     1,662,558
*    Fidelity Management & Research Company, Fidelity Europe Fund                     150,155              (a)      $     3,997,139
*    Fidelity Management & Research Company, Fidelity Pacific Basin Fund              269,782              (a)      $     4,729,275
     Fidelity Management & Research Company, Fidelity Real Estate Investment        1,661,599              (a)      $    39,396,504
*    Fund
*    Fidelity Management & Research Company, Fidelity Balanced Fund                   750,097              (a)      $    12,564,133
*    Fidelity Management & Research Company, Fidelity International Growth &           71,487              (a)      $     1,709,980
     Income Fund
*    Fidelity Management & Research Company, Fidelity Capital Appreciation Fund       500,302              (a)      $    12,262,401
*    Fidelity Management & Research Company, Fidelity Convertible Securities          318,061              (a)      $     6,415,295
     Fund
*    Fidelity Management & Research Company, Fidelity Canada Fund                      94,237              (a)      $     2,581,157
*    Fidelity Management & Research Company, Fidelity Utilities Fund                  284,408              (a)      $     3,264,998
*    Fidelity Management & Research Company, Fidelity Blue Chip Growth Fund           509,322              (a)      $    20,184,444

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

*    Fidelity Management & Research Company, Fidelity Asset Manager                   190,065              (a)      $     2,995,431
*    Fidelity Management & Research Company, Fidelity Disciplined Equity Fund          43,234              (a)      $       983,141
*    Fidelity Management & Research Company, Fidelity Low-Priced Stock Fund         2,512,922              (a)      $    87,902,007
*    Fidelity Management & Research Company, Spartan Market Index Fund                544,884              (a)      $    41,738,098
*    Fidelity Management & Research Company, Fidelity Worldwide Fund                   94,396              (a)      $     1,545,270
*    Fidelity Management & Research Company, Fidelity Equity-Income II Fund           300,800              (a)      $     6,852,231
*    Fidelity Management & Research Company, Fidelity Stock Selector Fund              21,743              (a)      $       456,393
*    Fidelity Management & Research Company, Fidelity Asset Manager:  Growth          140,245              (a)      $     2,002,700
*    Fidelity Management & Research Company, Fidelity Emerging Markets Fund           253,994              (a)      $     2,694,881
*    Fidelity Management & Research Company, Fidelity Aggressive Growth Fund        2,024,990              (a)      $    30,233,104
*    Fidelity Management & Research Company, Fidelity Diversified International       916,018              (a)      $    22,094,349
     Fund
*    Fidelity Management & Research Company, Fidelity Asset Manager:  Income           90,890              (a)      $     1,104,312
*    Fidelity Management & Research Company, Fidelity Dividend Growth Fund          1,248,876              (a)      $    34,094,302
*    Fidelity Management & Research Company, Fidelity New Markets Income Fund         976,228              (a)      $    13,569,567
*    Fidelity Management & Research Company, Fidelity Export & Multinational          329,181              (a)      $     5,977,921
     Fund
*    Fidelity Management & Research Company, Fidelity Focused Stock Fund               63,861              (a)      $       560,060
*    Fidelity Management & Research Company, Fidelity Global Balanced Fund             33,386              (a)      $       629,991
*    Fidelity Management & Research Company, Fidelity International Value Fund        103,834              (a)      $     1,579,302
*    Fidelity Management & Research Company, Fidelity Small-Cap Selector Fund         122,729              (a)      $     2,201,761
*    Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund            1,206,142              (a)      $    26,016,492
*    Fidelity Management & Research Company, Fidelity Large-Cap Stock Fund            195,867              (a)      $     2,718,628
*    Fidelity Management & Research Company, Fidelity Discovery Fund                   85,411              (a)      $       883,145
*    Fidelity Management & Research Company, Fidelity Small-Cap Stock Fund            672,867              (a)      $    11,506,022
     Fidelity Management & Research Company, Fidelity Europe Capital                   10,044              (a)      $     2,039,114
*    Appreciation Fund
*    Fidelity Management & Research Company, Fidelity Nordic Fund                     137,698              (a)      $     2,890,286
*    Fidelity Management & Research Company, Fidelity Latin America Fund              165,997              (a)      $     2,526,478
*    Fidelity Management & Research Company, Fidelity Japan Fund                      373,824              (a)      $     4,313,932
*    Fidelity Management & Research Company, Fidelity Southeast Asia Fund             253,184              (a)      $     3,691,418
*    Fidelity Management & Research Company, Fidelity China Region Fund               341,250              (a)      $     5,299,607
*    Fidelity Management & Research Company, Fidelity Four in One Index Fund           80,121              (a)      $     1,826,759
*    Fidelity Management & Research Company, Fidelity Japan Small Companies Fund    1,935,245              (a)      $    20,010,428

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

*    Fidelity Management & Research Company, Fidelity Growth & Income
     Portfolio II                                                                     155,142              (a)      $     1,438,167
*    Fidelity Management & Research Company, Fidelity Strategic Income Fund           386,288              (a)      $     4,056,023
*    Strategic Advisors, Fidelity Freedom Income Fund                                  56,607              (a)      $       627,767
*    Self-directed investments, publicly traded                                                            (a)      $    33,240,329
*    Strategic Advisors, Fidelity Freedom 2000 Fund                                    89,662              (a)      $     1,056,219
*    Strategic Advisors, Fidelity Freedom 2010 Fund                                   481,821              (a)      $     6,273,314
*    Strategic Advisors, Fidelity Freedom 2020 Fund                                   600,729              (a)      $     7,821,491
*    Strategic Advisors, Fidelity Freedom 2030 Fund                                   374,008              (a)      $     4,843,400
*    Fidelity Management & Research Company, Fidelity Short-Term Bond Fund            338,735              (a)      $     3,062,167
*    Fidelity Management & Research Company, Fidelity Fifty Fund                      408,102              (a)      $     7,868,199
*    Fidelity Management & Research Company, Fidelity Retirement Money Market      55,919,659              (a)      $    55,919,659
     Portfolio
*    Fidelity Management & Research Company, Fidelity Retirement Government        17,345,431              (a)      $    17,345,431
     Money Market Portfolio
*    Fidelity Management & Research Company, Spartan U.S. Equity Index Fund           491,558              (a)      $    19,372,316
*    Fidelity Management & Research Company, Fidelity U.S. Bond Index Fund            896,857              (a)      $    10,035,833
*    Fidelity Management & Research Company, Fidelity Institutional                   148,931              (a)      $     1,453,571
     Short-Intermediate Government Portfolio
*    Fidelity Management & Research Company, Fidelity Freedom Fund                     76,527              (a)      $       578,547
*    Fidelity Management Trust Company, Fidelity U.S. Equity Index Commingled       7,578,044              (a)      $   255,910,556
     Fund
     INVESCO Funds Group, Inc., INVESCO Total Return Fund                              72,125              (a)      $     1,726,667
     Janus Capital Corporation, Janus Worldwide Fund                                1,179,713              (a)      $    46,645,846
     Neuberger & Berman Management, Inc., Neuberger & Berman Guardian Trust            52,398              (a)      $       591,054
     Scudder International Fund S                                                       4,093              (a)      $       157,174
     Domini Social Equity Fund                                                          7,114              (a)      $       194,273
     INVESCO Funds Group, Inc., INVESCO Equity Income Fund                             55,699              (a)      $       635,527
     Scudder Global Discovery Fund                                                     13,681              (a)      $       384,860
     Janus Adviser Growth Fund                                                          5,221              (a)      $       103,369
     Janus Adv Aggr Growth Fund                                                        26,194              (a)      $       545,357
     Janus Adv Cap Appreciation Fund                                                   49,672              (a)      $     1,058,519
     Janus Adviser International Fund                                                  11,562              (a)      $       280,608
     Scudder Growth & Income Fund                                                      12,391              (a)      $       249,550
     Pacific Investment Management Company, PIMCO Total Return                      4,743,676              (a)      $    50,804,770
     Fund--Administrative Class
     Tmpl Foreign Sm Co A Fund                                                        821,873              (a)      $    14,859,462
     MSI Equity Growth B Fund                                                         151,035              (a)      $     2,348,591
     Mutual Discovery A Fund                                                          366,529              (a)      $     7,572,493
     Baron Growth Fund                                                                362,120              (a)      $    12,833,531
     Baron Asset Fund                                                                  16,319              (a)      $       715,241
     Calvert Asset Management Company, Inc., Calvert New Vision Small-Cap
     Fund--Class A                                                                     48,803              (a)      $       928,716
     Calvert Asset Management Company, Inc., Calvert Social Investment Balanced
     Fund--Class A                                                                      4,381              (a)      $       113,424
     Calvert Asset Management Company, Inc., Calvert Social Investment Equity
     Fund--Class A                                                                        985              (a)      $       31,795
     Calvert Asset Management Company, Inc., Calvert Capital Accumulation
     Fund--Class A                                                                     22,799              (a)      $       501,816
     Calvert Asset Management Company, Inc., Calvert World Values International
     Equity Fund--Class A                                                              28,497              (a)      $       464,493
     American Century Mutual Funds, Inc., American Century Select Fund                306,730              (a)      $    10,904,245
     Delaware Management Company, Delaware Trend Fund--Class A                      1,526,945              (a)      $    30,035,005

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

     Merrill Lynch Asset Management, Merrill Lynch Capital Fund (Class A)             220,622              (a)      $     5,828,821
     UAM/FMA Sm Company Fund                                                           47,853              (a)      $     1,034,112
     UAM/FMA Small Cap Fund                                                           239,519              (a)      $     4,740,083
     Templeton Investment Counsel, Institutional Foreign Equity Series              2,280,093              (a)      $    38,647,570
     American Century Mutual Funds, Inc., Century Ultra Fund                        3,120,005              (a)      $    83,148,137
     Pilgrim Baxter & Associates, PBHG Emerging Growth Fund                           465,622              (a)      $     6,118,273
     Ariel Fund                                                                       490,881              (a)      $    22,148,532
     Ariel Appreciation Fund                                                          482,183              (a)      $    20,878,507
     Ariel Premier Bond Fund                                                           53,413              (a)      $       553,889
     Alger Cap Appreciation Fund                                                       97,074              (a)      $     1,099,846
     Alger Mid Cap Growth Fund                                                        455,262              (a)      $     6,956,398
     Alger Small Cap RTM Fund                                                          47,907              (a)      $       744,952
     Founders Asset Management, Founders Balanced Fund                                 34,248              (a)      $       269,874
     Founders Asset Management, Founders Growth and Income Fund                        76,630              (a)      $       350,201
     Founders Asset Management, Founders Growth Fund                                   99,108              (a)      $       974,232
     Founders Asset Management, Founders Mid-Cap Growth Fund                        2,027,297              (a)      $     7,257,725
     Founders Asset Management, Founders Worldwide Growth Fund                         38,250              (a)      $       436,435
     Franklin Small Cap Growth Fund                                                    25,820              (a)      $       780,284
     Pilgrim Baxter & Associates, PBHG Growth Fund                                    241,067              (a)      $     4,293,401
     INVESCO Funds Group, Inc., INVESCO Dynamics Fund                                 601,158              (a)      $     8,861,073
     INVESCO Funds Group, Inc., INVESCO Small Company Growth Fund                     508,127              (a)      $     5,650,373
     Janus Capital Corporation, Janus Balanced Fund                                   856,390              (a)      $    17,076,413
     Janus Capital Corporation, Janus Enterprise Fund                               1,067,386              (a)      $    33,270,417
     Janus Capital Corporation, Janus Flexible Income Fund                            586,375              (a)      $     5,746,477
     Janus Capital Corporation, Janus Fund                                            844,164              (a)      $    19,812,536
     Janus Capital Corporation, Janus Mercury Fund                                  3,539,314              (a)      $    69,016,629
     Janus Capital Corporation, Janus Twenty Fund                                   2,094,419              (a)      $    75,755,121
     Templeton Global Advisors, Templeton Foreign Fund A                            2,823,877              (a)      $    30,046,050
     Founders Asset Management, Founders Discovery Fund                               154,436              (a)      $     4,012,250
     MSI International Magnum B Fund                                                    3,707              (a)      $        37,740
     Morgan Stanley Dean Witter Asset Management, Morgan Stanley Institutional
     Fund Global Equity Portfolio (Class B)                                           108,833              (a)      $     1,708,681
     Miller, Anderson & Sherrerd, MAS Balanced Portfolio--Advisor Share Class          10,082              (a)      $       108,985
     Miller, Anderson & Sherrerd, MAS Funds Fixed-Income Portfolio--Advisor
     Share Class                                                                       63,631              (a)      $       734,936
     Miller, Anderson & Sherrerd, MAS Funds High-Yield Portfolio--Advisor Share       204,447              (a)      $     1,108,103
     Class
     Miller, Anderson & Sherrerd, MAS Funds Mid-Cap Growth Portfolio--Advisor         436,576              (a)      $     7,365,032
     Share Class
     Miller, Anderson & Sherrerd, MAS Funds Value Portfolio--Advisor Share Class      387,150              (a)      $     5,973,726
     Morgan Stanley Dean Witter Asset Management, Morgan Stanley Institutional        915,143              (a)      $     9,554,097
     Fund Emerging Growth Portfolio (Class B)
     Morgan Stanley Dean Witter Asset Management, Morgan Stanley Institutional         19,796              (a)      $       192,418
     Fund Active Country Allocation Portfolio (Class B)
     Morgan Stanley Dean Witter Asset Management, Morgan Stanley Institutional        115,658              (a)      $     1,776,506
     Fund Emerging Markets Portfolio (Class B)
     Mutual Shares CL A Fund                                                          773,743              (a)      $    16,163,496
     Managers Special EQ Fund                                                         186,611              (a)      $    14,647,077
     Neuberger & Berman Management, Inc., Neuberger & Berman Focus Trust              384,557              (a)      $    10,167,674
     Neuberger & Berman Management, Inc., Neuberger & Berman Genesis Trust            875,466              (a)      $    32,418,511
     Neuberger & Berman Management, Inc., Neuberger & Berman Manhattan Trust           39,150              (a)      $       361,351

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

     Neuberger & Berman Management, Inc., Neuberger & Berman Partners Trust            83,322              (a)      $     1,359,821
     NB Socially Resp TR Fund                                                          13,247              (a)      $       181,224
     Oakmark Select I                                                                 900,096              (a)      $    27,560,926
     Oakmark Fund I                                                                    21,150              (a)      $       793,969
     Pacific Investment Management Company, PIMCO Capital Appreciation                230,069              (a)      $     3,655,804
     Fund--Administrative Class
     Pacific Investment Management Company, PIMCO Mid-Cap Growth                      256,473              (a)      $     5,155,098
     Fund--Administrative Class
     Pacific Investment Management Company, PIMCO Global Bond                         454,561              (a)      $     4,681,977
     Fund--Administrative Class
     Pacific Investment Management Company, PIMCO High-Yield                        1,817,386              (a)      $    17,755,865
     Fund--Administrative Class
     Pacific Investment Management Company, PIMCO Low Duration                        878,184              (a)      $     8,992,604
     Fund--Administrative Class
     Pacific Investment Management Company, PIMCO LT US Govt Adm                      475,207              (a)      $     5,141,738
     Strong Capital Management, Strong Advantage Fund                                 129,932              (a)      $     1,208,366
     Strong Capital Management, Strong Short-Term Bond Fund                            74,094              (a)      $       654,994
     Strong Capital Management, Strong Discovery Fund                                  59,618              (a)      $     1,176,260
     Strong Capital Management, Strong Growth Fund                                    355,616              (a)      $     6,113,040
     Strong Adv Com Stock Z Fund                                                       47,051              (a)      $     1,042,181
     Strong Capital Management, Strong Opportunity Fund                               203,346              (a)      $     8,022,001
     Strong Capital Management, Strong Large Cap Growth Fund                          102,101              (a)      $     2,138,002
     Strong Capital Management, Strong Government Securities Fund                     657,335              (a)      $     7,151,805
     Templeton Asset Management Hong Kong, Templeton Developing Markets Trust A     1,913,784              (a)      $    28,687,623
     Templeton Global Advisors, Templeton Growth Fund A                               403,879              (a)      $     8,348,189
     Templeton Global Bond Managers, Templeton Global Bond Fund A                     522,823              (a)      $     5,338,021
     Templeton Global Advisors, Templeton World Fund A                                254,605              (a)      $     4,295,178
     USAA Investment Management, USAA Cornerstone Strategy Fund                        21,219              (a)      $       540,458
     USAA Investment Management, USAA GNMA Trust                                      253,883              (a)      $     2,526,139
     USAA Investment Management, USAA Income Fund                                     496,884              (a)      $     6,171,303
     USAA Investment Management, USAA Income Stock Fund                                77,988              (a)      $     1,190,881
     USAA Investment Management, USAA International Fund                               61,657              (a)      $     1,220,801
     USAA Investment Management, USAA Growth Fund                                      70,618              (a)      $       870,019
     USAA Investment Management, USAA Emerging Markets Fund                           147,034              (a)      $     1,480,634
     Warburg Pincus Counselors, Warburg Pincus Capital Appreciation Fund              164,856              (a)      $     2,523,951
     Warburg Pincus Counselors, Warburg Pincus Emerging Growth Fund                    54,603              (a)      $     1,496,124
     Warburg Pincus Counselors, Warburg Pincus Global Fixed Income Fund                93,473              (a)      $       944,074
     RS Investment, RS Emerging Growth Fund                                            71,144              (a)      $     1,999,151
     Artisan International                                                             21,686              (a)      $       410,084
     Morgan Stanley Institutional Fund, Inc., International Equity Portfolio,
     Class B shares                                                                    93,614              (a)      $     1,773,987
     TCW Funds Management, TCW Galileo Small Cap Growth Fund, Class N shares           65,783              (a)      $       965,034
     TCW Funds Management, TCW Galileo Small Cap Aggressive Growth Fund, Class
     N shares                                                                         108,467              (a)      $     1,301,605
     Zurich Scudder Investments, Scudder 21st Century Growth Fund                       5,139              (a)      $        66,863
     Morgan Stanley Institutional Fund, Inc., Value Equity Portfolio, Class B
     shares                                                                           123,616              (a)      $     1,150,869
     Managers Funds, Managers Bond Fund                                               226,005              (a)      $     5,555,194
     Managers Funds, Managers Capital Appreciation Fund                                35,308              (a)      $       898,944
     Managers Funds, Managers Income Equity Fund                                      864,665              (a)      $    22,688,820
     RS Investment, RS MicroCap Growth Fund                                           247,412              (a)      $     5,091,732
     TCW Funds Management, TCW Galileo Select Equity Fund, Class N shares           1,197,501              (a)      $    20,441,349

                                                                               PRINCIPAL AMOUNT
                                                                                  OR NUMBER
                  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES        COST              CURRENT VALUE

                                                                                       65,356              (a)      $     1,279,676

     LM Value Trust FI CL                                                              84,121              (a)      $     5,243,283
     Artisan Mid Cap                                                                   20,416              (a)      $       526,314
     Oakmark Equity & Income I                                                        367,702              (a)      $     8,096,789
     Pilgrim Baxter & Associates, PBHG Large Cap Value Fund                            95,682              (a)      $     1,144,353
     Pilgrim Baxter & Associates, PBHG Mid Cap Value Fund                              85,939              (a)      $     1,476,439
     Pilgrim Baxter & Associates, PBHG Strategic Small Company Fund                    48,907              (a)      $       658,779
     Strong Capital Management, Strong Advisor Small Cap Value Fund, Class Z
     shares                                                                           169,375              (a)      $     4,662,907
     VK Growth & Income                                                                34,238              (a)      $       617,662
     Scudder High Return                                                               11,439              (a)      $       436,742
     AIM Midcap Core Equity                                                             2,982              (a)      $        80,285
     CS Intl Focus COM                                                                 21,579              (a)      $       228,524
     Pimco NFJ Small Cap Value                                                          8,697              (a)      $       218,031
     Lord Abbett Mid-Cap Value                                                         30,588              (a)      $       566,482
*    Delta Employees' Credit Union Fund                                             8,723,191              (a)      $     8,723,191

                                                                                                                    ---------------
               Total mutual and commingled funds                                                                    $ 2,645,492,967
                                                                                                                    ---------------

PARTICIPANT LOANS:
*    Participant loans, interest rate 9% to 11%                                                                     $    61,517,292

                                                                                                                    ---------------
               Total investments                                                                                    $ 4,545,627,071
                                                                                                                    ===============

(a) Cost information is not required to be presented for these participant-directed investments.

* Represents a party in interest.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                         DELTA FAMILY-CARE SAVINGS PLAN



                                          /s/ James B. Taylor
                                          --------------------------------------
                                          By:  James B. Taylor
                                          Chief Investment Officer
                                          Delta Air Lines Benefits Trusts
                                          Delta Air Lines, Inc.



Date:  June 28, 2004

                                 EXHIBIT INDEX



Exhibit 23                                      Consent of Deloitte & Touche LLP